Exhibit 2.1

PROTOCOL AND JUSTIFICATION FOR THE MERGER OF VITRU LIMITED INTO VITRU BRASIL EMPREENDIMENTOS, PARTICIPAÇÕES E COMÉRCIO S.A.

This private instrument is entered into by the directors of the parties thereto:

I.	VITRU BRASIL EMPREENDIMENTOS, PARTICIPAÇÕES E COMÉRCIO S.A., a publicly-held corporation, with its principal place of business located in the City of Florianópolis, State of Santa Catarina, at Rodovia José Carlos Daux, 5,500, Torre Jurerê A, 2º Andar, Sala T, district of Saco Grande, CEP 88032-005, enrolled with the National Register of Legal Entities of the Ministry of Finance (CNPJ/MF) under No. 20.512.706/0001-40, with its by-laws duly filed with the Trade Board of the State of São Paulo (“JUCESP”) under NIRE 4230004752-0, herein represented under its By-laws (“Vitru Brasil” or “Surviving Company”); and

II.	VITRU LIMITED, a foreign company incorporated under the laws of the Cayman Islands, with its registered office located at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands, enrolled with the National Register of Legal Entities of the Ministry of Finance (CNPJ/MF) under No. 38.237.205/0001-68, herein represented under its memorandum and articles of incorporation (“Vitru Limited” or “Merged Company” and, together with the Surviving Company, the “Companies”).

Each is hereinafter referred to individually as “Party” or collectively as “Parties”.

WHEREAS:

(i)                 The Surviving Company is controlled solely by Vitru Limited, which holds One Hundred and Thirty-Four Million, One Hundred and Seventy-Two Thousand, Four Hundred and Twenty-Eight (134,172,428) shares in the Surviving Company, representing one hundred percent (100%) of its capital stock;

(ii)             The managements of the Companies wish to establish the terms and conditions for the merger of the Merged Company into the Surviving Company; and

(iii)            The managements of the Companies believe that the Merger will provide administrative and economic benefits for the shareholders of the Companies.

NOW, THEREFORE, the Parties agree to enter into this “Protocol and Justification for the Merger of Vitru Limited into Vitru Brasil Empreendimentos, Participações e Comércio S.A.” (“Protocol”), pursuant to articles 224 to 227 of Law No. 6,404, of

December 15, 1976, as amended (“Brazilian Corporation Law”), which shall be duly submitted to the Companies’ shareholders for approval.

1.	JUSTIFICATION

1.1.        Description of the Merger. The Companies are interested in proposing, for approval by their respective shareholders, a corporate reorganization that will consist of the merger of the Merged Company into the Surviving Company and the consequent termination of the Merged Company, upon succession of all Merged Company’s assets, rights and obligations by the Surviving Company, pursuant to articles 224 to 227 of the Brazilian Corporation Law, and Vitru Brasil will be the surviving company and, as a result of the merger, Vitru Limited shareholders will be entitled to receive (a) Vitru Brasil shares, or (b) ADSs (as defined below), in line with the Exchange Ratio (as defined below), provided, however, that each shareholder of Vitru Limited will receive, in lieu of Vitru Brasil common shares, ADSs, in accordance with the Exchange Ratio, to the extent that they do not make a valid election and take such other necessary steps to receive the common shares issued by Vitru Brasil (“Merger”).

1.1.1.     Prior to the intended Merger, Vitru Brasil’s registration was granted by the Brazilian Securities Commission (“CVM”) from category “B” to “A”, and the listing of Vitru Brasil and the admission to trading of Vitru Brasil’s shares in the Novo Mercado segment of B3 S.A. - Brasil, Bolsa, Balcão or “B3” was approved, subject to the consummation of the Merger.

1.2.       Reasons and Interest. The merger is intended to modify the current corporate structure of the corporate group in which the Companies participate, by replacing the holding company, Vitru Limited, a Cayman Islands incorporated company that has its shares publicly traded on Nasdaq, with a Brazilian incorporated company that is registered with the CVM and has its shares listed on a Brazilian stock exchange. The goal of this transaction is to align the jurisdiction of the stock exchange on which the shares of the corporate group are traded, with the jurisdiction in which the principal business activities of the corporate group are conducted, thereby aiming to (i) attract investors and coverage by analysts that have greater interest and familiarity with the business and industry, and (ii) increase stock liquidity. Following the completion of the Merger, the outstanding shares of Vitru Brazil will be directly owned by all shareholders of Vitru Limited as of immediately prior to the completion of the Merger and the Vitru Brasil shares will be listed under the Novo Mercado segment of the B3.

1.3.       Effectiveness of the Merger. The Merger will be subject to the applicable corporate approvals, namely the Extraordinary General Meeting of the Surviving Company and the shareholders’ meeting of the Merged Company, as well as verification of compliance with the precedent condition referred to in item 6 below.

2.	CAPITAL STRUCTURE BEFORE AND AFTER THE MERGER; EXCHANGE RATIO

2.1.       Current Corporate Structure of the Merged Company. Vitru Limited is a foreign company with its registered office in the Cayman Islands. On the date hereof, the Merged Company’s capital stock, in U.S. dollars, is equal to R$ [●] [●] (considering the PTAX sale exchange rate of [●], verified on [●] [●], 2024), divided as follows:

Shareholder	Capital Stock Percentage	Value
Carlyle SPX	[●]	R$ [●]
Vinci Partners	[●]	R$ [●]
Neuberger Berman	[●]	R$ [●]
Crescera	[●]	R$ [●]
Famílias UniCesumar	[●]	R$ [●]
Compass Group	[●]	R$ [●]
Others	[●]	R$ [●]
Treasury	[●]	R$ [●]
TOTAL	[●]	R$ [●]

2.2.       Current Corporate Structure of the Surviving Company. The Surviving Company is a publicly-held corporation. On the date hereof, the Surviving Company’s capital stock is Two Billion, Thirty-One Million, Four Hundred and Eight Thousand, Three Hundred and Forty-Four Brazilian Reais and Fifty-Three cents (R$ 2,031,408,344.53), divided into One Hundred and Thirty-Four Million, One Hundred and Seventy-Two Thousand, Four Hundred and Twenty-Eight (134,172,428) registered, common shares, with no par value, wholly owned by its sole shareholder, Vitru Limited, as qualified above.

2.3.        Exchange Ratio. As negotiated and agreed between the management of the Parties, and subject to the terms and conditions set forth herein (including the satisfaction of the Precedent Condition) with the consummation of the Merger, Vitru Brasil’s shares will be owned by the shareholders of Vitru Limited, which will receive in the Merger four (4) common shares, with no par value issued by Vitru Brasil for each one (1) common share of Vitru Limited that they hold, provided, however, that each holder of common shares of Vitru Limited will receive, in lieu of common shares of Vitru Brasil, four (4) American

Depositary Shares (“ADSs”) of Vitru Brasil (each ADS representing one (1) common share of Vitru Brasil), represented by American Depositary Receipts for each common share of Vitru Limited that they hold, to the extent that they do not make a valid election and take such other necessary steps to receive the common shares of Vitru Brasil (“Exchange Ratio”).

2.3.1	Treasury Shares. The Vitru Limited treasury shares will not be considered for the purposes of the exchange ratio, in view of the fact that they will be canceled prior to the Merger.

2.3.2	Fractions. Considering that the Exchange Ratio will be one (1) share issued by Vitru Limited for four (4) common shares of Vitru Brasil or for 4 (four) ADSs, each representing one (1) common share issued by Vitru Brasil, there will be no fractions of shares issued by Vitru Brasil attributable to Vitru Limited shareholders.

3.	VALUATION CRITERIA

3.1.         Valuation Criteria. Upon satisfaction of the Precedent Condition, Vitru Limited will be Merged into the Surviving Company at its book value as of September 30, 2023 (the “Base Date”), as determined in the valuation report of the net assets of the Merged Company as of the Base Date, attached to this Protocol as Exhibit A, which was prepared by APSIS CONSULTORIA E AVALIAÇÕES LTDA., a limited liability company headquartered in the city of Rio de Janeiro, State of Rio de Janeiro, at Rua do Passeio, 62, 6° andar, Centro, CEP 20021-290, enrolled with the National Register of Legal Entities of the Ministry of Finance (CNPJ/MF) under No. 08.681.365/0001-30 and registered with the Regional Accounting Council of the State of Rio de Janeiro under No. 005112/O-9 (“Valuation Company”), for the purposes of complying with the provisions of article 227, paragraph 3 of the Brazilian Corporation Law (“Valuation Report”).

3.2.         The Valuation Company has declared (i) that it is not aware of any direct or indirect conflict of interest, nor of any other circumstance that represents a conflict of interest in relation to the preparation of the Valuation Report; and (ii) that it is not aware of any action by the management of the Companies with the aim of directing, limiting, hindering or practicing any acts that have or may have compromised access, use or knowledge of information, documents or work methodologies relevant to the quality of the services provided.

3.3.         Valuation Report. The Valuation Report was prepared based on the elements contained in the Merged Company's balance sheet as at the Base Date. According to the Valuation Report, the net equity at book value of the Merged Company was valued on the Base Date at Two Billion, Three Hundred and Twenty-Six Million, Four Hundred and Ninety-Three Thousand, Five Hundred and Sixty-Eight Brazilian Reais and seven cents (R$ 2,326,493,568.07).

3.4.         Equity Variations. Any changes in the Merged Company’s equity that occur from the Base Date until the effective date of the Merger will be reflected in the Surviving Company.

4.	EFFECTS OF MERGER

4.1.        Vitru Brasil’s Capital Stock. Upon the Merger, Vitru Brasil will not have its capital stock altered, given that, on this date, Vitru Limited’s only asset is its investment in Vitru Brasil.

4.1.1.       No statutory changes. The Merger will also not entail any changes to the Surviving Company’s By-laws.

4.2.          Shares Delivered. The common shares to be delivered by Vitru Brasil (as ADSs or directly as common shares, at the discretion and according to the declaration of the shareholders) to the shareholders of Vitru Limited remain with the same rights that existed until then, and will participate fully in all benefits, including dividends, interest on equity and other proceeds that may be declared by Vitru Brasil from the date of consummation of the Merger.

4.3.          Termination and Succession of the Merged Company. The satisfaction of the Precedent Condition and consummation of the Merger will result in the termination of Vitru Limited, which will be succeeded by Vitru Brasil in all its assets, rights and obligations as a going concern.

5.	CORPORATE APPROVALS

5.1.	Corporate approvals to be obtained. Following the signing of this Protocol, the following corporate acts must be carried out and the following approvals obtained to give effect to this Protocol and Merger.

(i)	Extraordinary General Meeting of Vitru Brasil to resolve on (a) the approval of this Protocol; (b) the ratification of the appointment and engagement of the Valuation Company to prepare the Valuation Report; (c) the approval of the Valuation Report; (d) the approval of the Merger proposal, with the consequent termination of the Merged Company and absorption of the Merged Company’s net equity by the Surviving Company; and (e) the ratification of all acts already carried out by Vitru Brasil’s directors within the scope of the Merger, as well as the authorization for them to carry out all other acts necessary for the implementation and formalization of the Merger.

(ii)	Shareholders Meeting of Vitru Limited to resolve on the approval of this Protocol, the Plan of Merger and the Merger of Vitru Limited into Vitru Brasil.

5.2.	Right of Withdrawal. Inapplicability. The Merged Company’s shareholders will not be entitled to right of withdrawal, as the Cayman Islands does not provide for withdrawal rights. The provisions relating to the right of withdrawal also do not apply to the Surviving Company, in view that the Merger will be resolved by sole shareholder of the Surviving Company.

6.	PRECEDENT CONDITION; CONSUMMATION OF MERGER

6.1.	Precedent Condition. The consummation of the Merger shall, pursuant to article 125 of the Civil Code, be subject to the satisfaction of the following precedent condition set forth below (“Precedent condition”):

6.1.1.	Right of Dissent. Compliance with the twenty-two (22) day interval between the shareholders meeting of the Merged Company and the closing of the Merger by filing the Plan of Merger with the Registrar of Companies in the Cayman Islands, in order to guarantee that there will be no dissent rights to be exercised by Vitru Limited’s shareholders, in accordance with the Cayman Islands legislation applicable to the Merged Company.

6.2.	Date of Consummation of the Merger. Upon the satisfaction of the Precedent condition, the Merger shall be effective for Brazilian law purposes, and Vitru Brasil will disclose a communication to: (i) confirm the satisfaction of the Precedent condition; (ii) confirm the date on which the Merger has been consummated (“Merger Consummation Date”); and (iii) other matters that, due to their pertinence and connection with the Merger, should be communicated by Vitru Brasil.

6.3.	Consummation of the Merger. For the purposes of Cayman Islands legislation, the Merger shall be deemed to be effective upon the submission of, among other statutorily required documents, the Plan of Merger to the Registrar of Companies in the Cayman Islands.

6.4.	Material Fact. Vitru Brasil’s management will disclose a Material Fact regarding the consummation of the Merger, stating (i) the Merger Consummation Date; and (ii) other information regarding the delivery of the shares and ADSs to Vitru Limited’s shareholders.

7.	OTHER PROVISIONS

7.1.	Records and registrations. The management of the Surviving Company shall carry out all acts necessary for the implementation of the Merger, as well as all communications, registrations, publications, registration entries and everything else necessary for the Merger to become effective.

7.2.	Disclosure. The applicable documentation will be available to the shareholders of the Parties at their respective registered offices as from the date of convening the general shareholders’ meetings of the Parties, and/or, as the case may be, on Vitru Brasil’s Investor Relations website, on the CVM website, and on the Securities and Exchange Commission - SEC website.

7.3.	Severability. If any provision, term or condition of this Protocol is held invalid, the remaining provisions, terms and conditions not affected by such invalidation shall remain valid.

7.4.	Waiver. The failure or delay of either Party to exercise any of its rights under this Protocol shall not be deemed a waiver or novation and shall not affect the subsequent exercise of such right. Any waiver shall be effective only if specifically granted and in writing.

7.5.	Irrevocability and Irreversibility. This Protocol is irrevocable and irreversible (unless added to or waived as provided herein), and the obligations assumed herein by the Parties shall also bind their successors in title.

7.6.	Assignment. The assignment of any of the rights and obligations agreed under this Protocol is prohibited without the prior express written consent of the Parties.

7.7.	Governing Law. This Protocol shall be governed by and construed in accordance with Brazilian law.

7.8.	Jurisdiction. The Parties elect the Court of the Judicial District of Florianópolis, State of Santa Catarina to settle all matters arising out of this Protocol, waiving any other court, however privileged it may be.

In witness whereof, the Parties have executed this instrument.

Florianópolis, [●] [●] 2024.

VITRU BRASIL EMPREENDIMENTOS, PARTICIPAÇÕES E COMÉRCIO S.A.

_________________________________ By: [●] Title: [●]	_________________________________ By: [●] Title: [●]
VITRU LIMITED

_________________________________ By: [●] Title: [●]	_________________________________ By:[●] Title: [●]

PROTOCOL AND JUSTIFICATION FOR THE MERGER OF VITRU LIMITED INTO VITRU BRASIL EMPREENDIMENTOS, PARTICIPAÇÕES E COMÉRCIO S.A.

Exhibit A

VALUATION REPORT

[Attached as Annex A to the Registration Statement]